SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                         GENERAL GROWTH PROPERTIES, INC.
                                (Name of Issuer)



                          Common Stock, $0.10 Par Value
                         (Title and class of securities)



                                   370021 10 7
                                 (CUSIP Number)


         Check the  appropriate box to designate the role pursuant to which this
Schedule is filed:

         [     ]  Rule 13d-1(b)
         [  X  ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)











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CUSIP NO. 370021-10-7                                               Page 2 of 11

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos.
         of Above Persons
                            Hexalon Real Estate, Inc.
                                TIN # 58-1297864
________________________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group

         (a)      |_|
         (b)      |_|
________________________________________________________________________________

(3)      SEC Use Only

________________________________________________________________________________

(4)      Citizenship or Place of Organization

                                  United States
________________________________________________________________________________

Number of Shares            (5)      Sole Voting Power                         0
Beneficially Owned
by Each Reporting           (6)      Shared Voting Power              3,098,400*
Person With
                            (7)      Sole Dispositive Power                    0

                            (8)      Shared Dispositive Power         3,098,400*

________________________________________________________________________________

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                3,098,400 shares*
________________________________________________________________________________

(10)     Check if Aggregate Amount in Row (9) Excludes Certain Shares |_|
________________________________________________________________________________

(11)     Percent of Class Represented by Amount in Row 9

                                      7.9%
________________________________________________________________________________

(12)     Type of Reporting Person
                                       CO



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CUSIP NO. 370021-10-7                                               Page 3 of 11

   * Includes 2,158,013 shares and 940,387 shares of common stock, par value $.10 per share (the "Common Stock") of General Growth Properties, Inc. (the "Company") issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the "Operating Partnership")held by HRE Altamonte, Inc. ("HRE Altamonte") and HRE Nashland, Inc. ("HRE Nashland"), respectively. HRE Altamonte and HRE Nashland are wholly-owned subsidiaries of Hexalon Real Estate, Inc.
         ("Hexalon").



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CUSIP NO. 370021-10-7                                               Page 4 of 11

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos.
         of Above Persons
                               HRE Altamonte, Inc.
                                TIN # 58-1997451
________________________________________________________________________________
(2)      Check the Appropriate Box if a Member of a Group

         (a)      |_|
         (b)      |_|
________________________________________________________________________________
(3)      SEC Use Only

________________________________________________________________________________
(4)      Citizenship or Place of Organization

                                  United States
________________________________________________________________________________
Number of Shares            (5)      Sole Voting Power                2,158,013*
Beneficially Owned
by Each Reporting           (6)      Shared Voting Power                       0
Person With
                            (7)      Sole Dispositive Power           2,158,013*

                            (8)      Shared Dispositive Power                  0
________________________________________________________________________________
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                2,158,013 shares*
________________________________________________________________________________

(10)     Check if Aggregate Amount in Row (9) Excludes Certain Shares |_|

________________________________________________________________________________
(11)     Percent of Class Represented by Amount in Row 9

                                      5.7%
________________________________________________________________________________
(12)     Type of Reporting Person

                                       CO



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CUSIP NO. 370021-10-7                                               Page 5 of 11

   * Includes 2,158,013 shares of common stock, par value $.10 per share (the "Common Stock") of General Growth Properties, Inc. (the "Company") issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the "Operating Partnership").



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CUSIP NO. 370021-10-7                                               Page 6 of 11

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos.
         of Above Persons
                               HRE Nashland, Inc.
                                TIN # 58-1997453
________________________________________________________________________________
(2)      Check the Appropriate Box if a Member of a Group

         (a)      |_|
         (b)      |_|
________________________________________________________________________________
(3)      SEC Use Only

________________________________________________________________________________
(4)      Citizenship or Place of Organization

                                  United States
________________________________________________________________________________
Number of Shares            (5)      Sole Voting Power                  940,387*
Beneficially Owned
by Each Reporting           (6)      Shared Voting Power                       0
Person With
                            (7)      Sole Dispositive Power             940,387*

                            (8)      Shared Dispositive Power                  0
________________________________________________________________________________
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                 940,387 shares*
________________________________________________________________________________
(10)     Check if Aggregate Amount in Row (9) Excludes Certain Shares |_|

________________________________________________________________________________
(11)     Percent of Class Represented by Amount in Row 9

                                      2.6%
________________________________________________________________________________
(12)     Type of Reporting Person

                                       CO



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CUSIP NO. 370021-10-7                                               Page 7 of 11

   * Includes 940,387 shares of common stock, par value $.10 per share (the "Common Stock") of General Growth Properties, Inc. (the "Company") issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the "Operating Partnership").



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CUSIP NO. 370021-10-7                                               Page 8 of 11

Item 1(a)              Name of Issuer:
                           General Growth Properties, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                           55 West Monroe Street, Suite 3100
                           Chicago, Illinois  60603

Item 2(a).        Name of Person Filing:
                           See Item (1) of cover pages

Item 2(b).        Address of Principal Business Office, or if none, residence:
                           950 East Paces Ferry Road
                           Suite 2275
                           Atlanta, GA  30326-1119

Item 2(c).        Citizenship:
                           See Item (4) of cover pages

Item 2(d).        Title of Class of Securities:
                           Common Stock, $0.10 par value

Item 2(e).        CUSIP Number:
                           370021 10 7

Item 3.           Nature of person filing:
                           If  this  statement  is  filed  pursuant  to
ss.240.13d-1(c), check this box [X].

Item 4.           Ownership:
                  (a)      Amount Beneficially Owned:

                           See Item (9) of cover pages

                  (b)      Percent of Class:

                           See Item (11) of cover pages

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or to direct the vote:

                                  See Item (5) of cover pages




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CUSIP NO. 370021-10-7                                               Page 9 of 11

                           (ii)   Shared power to vote or to direct the vote:

                                  See item (6) of cover pages

                           (iii)  sole   power  to  dispose  or  to  direct  the
                                  disposition of

                                  See Item (7) of cover pages

                           (iv) shared power to dispose or to direct the disposition of:

                                  See Item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.|_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

               Not applicable

Item 8.  Identification and Classification of Members of the Group:

               Not applicable

Item 9.  Notice of Dissolution of Group:

               Not applicable

Item 10. Certification:

                       By  signing  below  I  certify  that,  to the  best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP NO. 370021-10-7                                              Page 10 of 11


Signatures:

         After reasonable inquiry, the undersigned hereby certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


HEXALON REAL ESTATE, INC.


By:     /s/ Dale R. Gilomen
     -------------------------------------------
        Dale R. Gilomen, its Vice President


HRE ALTAMONTE, INC.


By:     /s/ Dale R. Gilomen
     -------------------------------------------
        Dale R. Gilomen, its Vice President


HRE NASHLAND, INC.

By:     /s/ Dale R. Gilomen
     -------------------------------------------
        Dale R. Gilomen, its Vice President






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